Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

WhiteFlag App, Inc.
3575 RINGSBY CT, STE 319
DENVER, CO 80216
http://whiteflagapp.com

Up to $1,234,997.12 in Common Stock at $4.48
Minimum Target Amount: $14,999.04

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: WhiteFlag App, Inc.
Address: 3575 RINGSBY CT, STE 319, DENVER, CO 80216
State of Incorporation: DE
Date Incorporated: April 16, 2021

Terms:

Equity

Offering Minimum: $14,999.04 | 3,348 shares of Common Stock
Offering Maximum: $1,234,997.12 | 275,669 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.48
Minimum Investment Amount (per investor): $250.88

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Within first week | 10% bonus shares

Early Bird Bonus - Within first 2 weeks | 5% bonus shares

Volume-Based Perks

Tier 1 Perk - Invest $250+ and receive a mention/shout-out on website + verified profile badge

Tier 2 Perk - Invest $500+ and receive a mention/shout-out on website + verified profile badge + receive WhiteFlag t-shirt and bracelet

Tier 3 Perk — Invest $2,500+ and receive a mention/shout-out on website + verified profile badge + receive WhiteFlag t-shirt and bracelet + WhiteFlag sweatshirt, hat, journal+ additional swag kit material/merch + 10 minute zoom call with founder

Tier 4 Perk — Invest $10,000+ and receive a mention/shout-out on website + verified profile badge + receive WhiteFlag t-shirt, bracelet, sweatshirt, hat, journal+ all addition swag kit material/merch + 10 minute zoom call with founder + private party with other investors + 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive a mention/shout-out on website + verified profile badge + WhiteFlag t-shirt, bracelet, sweatshirt, hat, journal, + all additional swag kit material/merch + 10 minute zoom call with founder + private party with other investors + investor business sponsorship on website + 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive a mention/shout-out on website + verified profile badge + receive WhiteFlag t-shirt and bracelet + WhiteFlag sweatshirt, hat, journal+ all additional swag kit material/merch + 10-minute zoom call with founder + private party with other investors + investor business sponsorship on website + receive in-person dinner with CEO and execs + podcast appearance + 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

WhiteFlag will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.48 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $448. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

WhiteFlag App, Inc. ("WhiteFlag" or the "Company") is a free, customized, peer-to-peer support app where users instantly and anonymously connect with someone who has been through or is going through the same mental health struggles and challenges. Unlike other peer-to-peer apps on the market, WhiteFlag connects you with someone who has actually experienced your plight. We do not pay, train, certify, or coach anyone on how to talk with you like our competitors do. This allows for real, raw, unfettered connection with someone speaking from the heart and experience with no ulterior motive other than to provide you with support. Users on our app truly find out that they are not alone and that there is hope and peace on the other side of their fight.

When our community and user base are ready for revenue, we intend to provide them with information on much-needed and requested resources. We will do this in the form of advertising. Like other social networks on the market, the opportunity for revenue via advertising to a community like ours can generate millions and millions of dollars. We can do this all while providing information on useful and necessary resources to people who need them the most. Additionally, WhiteFlag will offer premium options where users can pay to opt-out of seeing advertisements if they so choose. Additional premium options include a subscription to chat 24/7 with a peer support specialist or even a therapist. We will also be offering our Platform as a Service model soon. Our PAAS option will allow for employers, first-responders, organizations, universities, insurance companies and the like to offer their employees or members a customized version of WhiteFlag strictly for them where they will instantly and anonymously connect with co-workers and/or fellow members who are going through the same things.

IP

We own the IP rights to the term "WhiteFlag" and "White Flag" as well as our logo and icon. Additionally, we own our unique matching algorithm and all of our code.

Competitors and Industry

Competitors

Wisdo, TalkLife and some AI support apps are our closest competitors. However, on every peer-to-peer platform currently on the market, you must be "trained" or "certified" before being allowed to offer peer support to someone else. This hinders the quality, type and quantity of people who can offer support to those who need it most. In doing so, people in pain have a harder time connecting with someone who has experienced their issues and can truly relate. This makes people feel more alone than they actually are. There is no reason for this requirement other than the stigma. In peer support groups around the world, untrained and unpaid people are providing the greatest relief to their peers in pain. WhiteFlag has the least amount of hurdles and hoops to offering and/or receiving support on the market and our numbers and user feedback support this. We are authentic and real, just like our users.

Industry/Market

The market to help those struggling with their mental health is one of the largest and fastest-growing markets in the world. Our app not only supports the 1 in 5 Americans who struggle with mental health issues daily, but also, WhiteFlag is for friends, family members and people who merely want to help and combat the crisis but don't know where to offer support. We have seen everything from people diagnosed with a mental health issue, loved ones of someone suffering, kind people, lonely people and people who are just starting out on their healing journey all join and thrive on our app. Offering people a place to connect, unfettered and unhindered by requirements and training, has proven to be the biggest market in the world (Facebook, Twitter, etc).

The mental health and wellness market exceeded 79 billion in 2022 and is expected to exceed 105 billion by 2029 (Fortune Business Insights). This is a market that is not slowing down as people become more aware of their own mental health and that there are ways to alleviate their pain outside of "just" medication and treatment. Our market is not only people with diagnoses and symptoms, but also, loved ones of those suffering as well as lonely, kind and helpful people. You do not have to be suffering to get something out of our app. As far as revenue growth trends, the largest companies in the world share the same revenue model (Facebook, Twitter, etc).

Current Stage and Roadmap

Current Stage

WhiteFlag launched on Oct. 1, 2021. Since that time, we have partnered with some of the biggest names in behavioral health, non-profits, veteran's groups, universities and health & wellness in America. Additionally, we have garnered over 40,000 downloads including 25,000 from a single viral video! At this stage, we are focusing on user acquisition and growth, technology improvements and updates, new features such as the resource guide and group chat, and the expansion of our partnerships to additional major names in healthcare, non-profit, professional, and collegiate sports, and education.

Future Roadmap

This investment opportunity is for dreamers who wish to get involved in something bigger than themselves in the early stages. As we continue to partner with huge names in advocacy and create viral content while driving thousands of downloads daily, we believe WhiteFlag will soon be a household name. Associated with a place of peace, kindness and empathy, we believe our app will be the recommended and requested place to go for mental health support when you need it the most. As our new features are deployed, like the group chat and resource guide, our users will be more active than ever. Coupled with our expansion to countries around the globe, our numbers and user activity will return shareholder wealth and growth only seen by some of the largest social networks on the planet. The real value, though, will be investing in something that is providing peace and comfort to people around the world who desperately need it. Our investors will be extremely proud when they see their company on national news programs, professional athletes' uniforms, endorsed by celebrities, on the front page on newsstands, and on the phone of their friends, family, and neighbors as well as strangers that they encounter on the street.

The Team

Officers and Directors

Name: Patricia Pereira Felix Mccoy

Patricia Pereira Felix Mccoy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO
  Dates of Service: August, 2020 - Present
  Responsibilities: I'm responsible for invoice payments, social management, HR, team management. Salary: $55,000 per year

Other business experience in the past three years:

- Employer: Venture Engineering
  Title: Civil Engineer
  Dates of Service: August, 2019 - August, 2020
  Responsibilities: I was responsible for residential and commercial site planning, water distribution design, sanitary sewer design and permitting, stormwater master planning.

Name: Jeremy Chance Gilmore

Jeremy Chance Gilmore 's current primary role is with Consensus Real Estate . Jeremy Chance Gilmore currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Strategy Officer
  Dates of Service: October, 2022 - Present
  Responsibilities: My duties are to connect with investors and strategic partners that can help the company grow while staying true to its values. Salary: $8 per hour.60,000 shares vesting October 2023 with 150,000 shares vesting 1/24th per month over the following 24 months.

Other business experience in the past three years:

- Employer: Consensus Real Estate
  Title: Vice President
  Dates of Service: November, 2018 - Present
  Responsibilities: Brokerage and Consulting in all facets of commercial real estate and business brokerage.

Name: Edward Dombrower

Edward Dombrower 's current primary role is with Curve10. Edward Dombrower currently services 75 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Product Officer
  Dates of Service: December, 2021 - Present
  Responsibilities: I run the product development team: Software development and IT Ops as well as product design. Salary: N/A

Other business experience in the past three years:

- Employer: Curve10
  Title: CEO
  Dates of Service: January, 2017 - Present
  Responsibilities: I run the strategy, product design and product development efforts on behalf of our clients as well as doing business development.

Name: Jonathan David McCoy

Jonathan David McCoy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Founder, Director
  Dates of Service: April, 2020 - Present
  Responsibilities: I am the proud Founder and CEO of WhiteFlag. I specialize in marketing, creativity, movement building, storytelling, fundraising, motivating, legal, management and relating to our user base. Salary: $93,000 and founder equity 50%+

Other business experience in the past three years:

- Employer: Law Officer of Jonny McCoy
  Title: President/Attorney
  Dates of Service: May, 2013 - October, 2021
  Responsibilities: Founder, President, and lead attorney for the Law Office of Jonny McCoy. Handled cases ranging from multi-million dollar civil rights to anti-corruption and business litigation.

Name: Roshni Patel Patel

Roshni Patel Patel 's current primary role is with Novant Health . Roshni Patel Patel currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Impact Officer
  Dates of Service: July, 2022 - Present
  Responsibilities: As Chief Impact Officer, and a primary care physician, I offer insight into the needs from a consumer standpoint as well as the impact that we have on the current landscape in our society. This insight is true for business partnerships we are building, as well as potential user base expansion. No annual salary with currently invested at 0.84% and options for equity

Other business experience in the past three years:

- Employer: Novant Health
  Title: Physician
  Dates of Service: February, 2007 - Present
  Responsibilities: Primary care physician, part-time. Remaining time, I am Value Based Care Medical Director.

Name: Jessica Rose LoPresti

Jessica Rose LoPresti 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Medical Officer
  Dates of Service: November, 2020 - Present
  Responsibilities: As CMO I contribute to mental health social media and business content as well as ethics and safety oversight. No annual salary with2% - fully vested by 2025

Other business experience in the past three years:

- Employer: Suffolk University
  Title: Assistant Professor
  Dates of Service: September, 2018 - Present
  Responsibilities: Faculty

Name: Nathan Boyer

Nathan Boyer's current primary role is with Nate Boyer Inc. . Nathan Boyer currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief of Veterans Affairs
  Dates of Service: August, 2022 - Present
  Responsibilities: Chief of Veterans Affairs. Salary $12,000 and 1% equity

Other business experience in the past three years:

- Employer: Nate Boyer Inc.
  Title: CEO
  Dates of Service: July, 2022 - Present
  Responsibilities: Founder and CEO of Nate Boyer Inc.

Name: Justin Simmons

Justin Simmons 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Advisory Officer
  Dates of Service: August, 2022 - Present
  Responsibilities: Company ambassador to help raise awareness and help break the stigma surrounding mental health. $17,000 per year

Other business experience in the past three years:

- Employer: Justin Simmons Foundation
  Title: Founder
  Dates of Service: February, 2020 - Present
  Responsibilities: The Justin Simmons Foundation is dedicated to mentoring young people, promoting the benefits of youth sports, supporting youth education and other charitable initiatives.

Name: William Hammond Howard Jr.

William Hammond Howard Jr. 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO & Director
  Dates of Service: January, 2023 - Present
  Responsibilities: To help facilitate avenues of capital. No salary listed

Name: Trent Tinker

Trent Tinker's current primary role is with Open Geospatial Consortium. Trent Tinker currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CTO, Director
  Dates of Service: August, 2020 - Present
  Responsibilities: Trent is the Co-Founder of WhiteFlag and CTO overseeing all technical aspects, software development, and managing the product roadmap. Trent does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Open Geospatial Consortium
  Title: Director
  Dates of Service: August, 2023 - Present
  Responsibilities: Leads technical geospatial innovation initiatives working closely with government agencies. Assists with Business development bringing onboard new strategic members.

Other business experience in the past three years:

- Employer: Hexagon US Federal
  Title: Luciad Director
  Dates of Service: March, 2019 - August, 2023
  Responsibilities: Responsible for Luciad business unit and team including sales pipeline, revenue forecasting, software development, and customer success.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family

members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses,

and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on White Flag or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on White Flag could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jonathan McCoy	4,500,000	Common Stock	80.5771%

The Company's Securities

The Company has authorized Common Stock, Convertible Note, Series Seed Preferred Stock, and SAFEs I -XVI. As part of the Regulation Crowdfunding raise, the Company will be offering up to 275,669 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,700,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 5,584,710 shares, includes 4,700,000 shares of Common Stock and 884,710 shares of Preferred Stock. This fully diluted figure does not include 800,000 shares of options (511,500 options and RSUs issued and outstanding and 288,500 shares available for issuance under the plan).

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $640,000.00
Maturity Date: April 01, 2025
Interest Rate: 7.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Option to convert on or by 4/1/2025

Material Rights

There are no material rights associated with Convertible Note.

Series Seed Preferred Stock

The amount of security authorized is 884,710 with a total of 884,710 outstanding.

Voting Rights

one vote per share

Material Rights

There are no material rights associated with Series Seed Preferred Stock.

SAFEs I -XVI

The security will convert into Preferred stock and the terms of the SAFEs I -XVI are outlined below:

Amount outstanding: $880,000.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $30,000,000.00
Conversion Trigger: Equity Financing Event: a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

Material Rights

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series Seed Preferred Stock
  Type of security sold: Equity

Final amount sold: $800,000.00
Number of Securities Sold: 884,710
Use of proceeds: MVP, testing, launch, product market fit.
Date: September 30, 2021
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $880,000.00
  Use of proceeds: Development, user acquisition, growth, brand, PR, expansion.
  Date: January 25, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

As a pre-revenue social network with mental health benefits, WhiteFlag relies on our wonderful investors for the capital needed to reach our next milestones. Currently, WhiteFlag receives a guaranteed $210,000 check with no contingencies from a seasoned investor every three (3) months ending in April 2024. This money is presently enough to cover our expenses/cost/overhead for nearly a year. So, WhiteFlag can safely operate the business without revenue generation at least until April 2024.

At that time, our current investors have all shown interest in putting in more capital should we decide to continue to forgo revenue. With an anticipated year eclipsing 10X growth, WhiteFlag believes that we will be able to raise additional funding in the spring of 2024. All of our major investors (those who are in for over $100,000) have guaranteed that should we hit our growth milestones of 10X, capital will not be a problem. However, we do anticipate the ability to begin generating revenue before our current investment capital runs out in April of 2024.

Foreseeable major expenses based on projections:

Development, user acquisition, marketing, overhead (team salaries, insurance, day to day operations, etc). Our development runs us approximately 25% of our monthly budget. Our user acquisition and marketing runs us approximately 45% of our monthly budget and our overhead and day to day operations runs us approximately 30% of our monthly budget.

Future operational challenges:

We just finished our development transition to SendBird for our chat feature. This was a major milestone for our development in that we are not currently experiencing any major bugs, fixes, or issues with the main features of the app and our overall functionality. To date, we have spent over a million dollars on development and it has greatly paid off. Our app is working great and we do not foresee any future issues with its functionality. Other operational challenges have all been addressed. We have a tried and tested user acquisition strategy that we will begin deploying next month. Our team is filled with exceptional professionals who not only have experience in their field but also, real-life experiences with mental health. At this time, we do not foresee any operational challenges in the future.

Future challenges related to capital resources:

Our capital is deployed in 3 categories: development, user acquisition and marketing, and our day to day operations. Our budget for these 3 categories allows us not only to operate for the next year, but also, hit our growth and expansion goals. As of today, we do not see any future challenges related to capital resources. Our current investors understand our growth plans and have expressed interest in providing more capital as each milestone is hit, should we need the money.

Future milestones and events:

We believe we are on track to grow 10X over the next few months. We foresee this happening based on our user acquisition projections and data as well as how the overall app is functioning. Our next milestones are to reach 350,000 users by the end of this year (conservatively), expand the app's access to Canada, and add our next feature: The Resource Guide. Upon any or all of these milestones being reached, the value of the company will grow exponentially and our investors will deploy more capital into the company to keep us on our growth pace. We are comfortable with our current capital and do not anticipate running out before we start generating revenue and/or receiving our next investment.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2023, the Company has capital resources available in the form of a convertible note in the amount of approximately $850,000. The Company receives $210,000 every 3 months (quarter) beginning on April 1, 2023, and ending on April 1, 2024. We currently have $157,000 cash on hand while we await our next traunch from our investor (single) on July 1, 2023.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 55% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12-18 months. This is based on a current monthly burn rate of $70,000 for expenses related to development, R&D, user acquisition, marketing, PR, team salaries, and expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for over 24 months. This is based on a current monthly burn rate of $70,000 for expenses related to development, expansion, growth, R&D, user acquisition, marketing, PR, team salaries, expenses, events.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Jonathan David McCoy & Trent Tinker
  Amount Owed: $219,475.00
  Interest Rate: 0.0%
  The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Related Party Transactions

- Name of Entity: Jonathan David McCoy & Trent Tinker
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: During the Company borrowed money from the owners.
  Material Terms: In 2021, the Company borrowed $214,475 from its shareholder, Jonathan David McCoy. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $214,475. In 2022, the Company borrowed $5,000 from its shareholder, Trent Tinker. The loan bears no interest rate. Since there

is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022, the outstanding balance of the loan is $5,000.

Valuation

Pre-Money Valuation: $25,019,500.80

Valuation Details:

Our valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated by incorporating the below:

Market Growth & Trends

Unfortunately, the mental health crisis is only getting worse. More people are in pain and feeling isolated than ever before. Companies that are aiding in the crisis in new and innovative ways are generating record-breaking revenues. In fact, the mental health and wellness market exceeded $79 billion in 2022 and is expected to grow to over $105 billion by 2029. The market is ripe for disruption from a company that analyzes the current status of mental health support from a first-person standpoint and plugs a massive hole. As you'll see, that is what we have done at WhiteFlag. And, as a social network with similar revenue models to the biggest companies in the world like Facebook and Twitter, the upside to our company is in the 10's of billions of dollars. This high ceiling coupled with the unique fit our company takes in the massive market places our valuation, post-money, at $25M.

Comparable Competitor Companies

One of WhiteFlag's closest competitors is Wisdo. Wisdo is an anonymous peer support app where users are paired up with peer "helpers" who are offering support. Wisdo trains these "helpers" on how to interact with the other users. Our companies are similar in that we both offer a safe place where users can connect with peers and talk about their mental health and we both have similar revenue models. However, WhiteFlag's biggest differentiating factor against Wisdo is authenticity. Wisdo trains peers before it allows them to interact with others in need of support. This added step and hurdle to providing support drastically reduces the amount and quality of the peer connection. WhiteFlag has found that there is no need for this unnecessary step as untrained peers are significantly helping each other all over the world in peer support groups, on social networks, and in real life. WhiteFlag provides a safe, comfortable place where real connection and healing are taking place, unrestricted and unhindered by certifications, training, or scripts.

Similar to WhiteFlag, Wisdo relies on its community size and user activity to help calculate its value. Wisdo has just recently completed a Series A raise for $11M.* Although we don't know the exact valuation placed at this time, we do know that the company claims to have 500,000 users. Prior to this Series A raise, Wisdo raised another $11M in 2018 during its Seed round. At the time of the Seed round, Wisdo also had 500,000 users.**

Currently, WhiteFlag has over 84,000 users in just our second year. Our path to 500,000 users is clear. We have hit 2, in-house, viral videos. Combined, the videos have generated over 65,000 downloads just this year...for free. This cost per install, coupled with the fact that we have proven and replicated our strategy for user acquisition yields a high probability that we will hit our forecast of 500,000 users by next year.

At our current pace, we are adding roughly 40,000 users per month. In 12 months, we believe we will be at over 500,000 total users. At this time, WhiteFlag will seemingly have the capacity to raise $22M as Wisdo did with the same amount of users. Therefore, in approximately one year's time, we believe WhiteFlag could have a valuation of roughly $200M (comparable to Wisdo at this same point on their journey). This assumes that Wisdo raised its rounds by parting with only 10% of the company. Should WhiteFlag hit all of its projections, we believe the company will garner a similar valuation upon reaching 500,000 users next year. It follows that our trajectory and competitor comparison coupled with WhiteFlag's partnerships, brand, and leadership yields a valuation of approximately $25M.

The Value of the Company's Assets

WhiteFlag has a few assets that help boost our valuation. We have IP (intellectual property) rights protected such as the term "White Flag" and our logo. Additionally, we own all of our code and the unique matching algorithm that the app uses to match peers with similar mental health challenges. Our biggest asset is intangible, however. WhiteFlag has proven that we have viral capabilities that result in 10's of thousands of downloads at little to no cost. Just this year, with 2 simple TikTok videos created by WhiteFlag's content officer and shareholder, we were able to generate over 2M views which resulted in over 65,000 downloads.

Additionally, WhiteFlag has raised a total of $2.5M dollars including about $880,000 in SAFEs with a valuation cap of $30M. Included in the SAFE raise are financial advisors and experts, doctors, entrepreneurs, and seasoned angel investors from all over the United States.

Based on WhiteFlag's intangible assets of influencers and in-house marketing team, WhiteFlag's strongest assets are its user acquisition and viral strategies and capabilities. With the ability to generate over 40,000 downloads per month at little to no costs, WhiteFlag's intangible marketing team, plan, and execution are assets that justify a $25M valuation at this time.

Management's Prior Achievements & Success

WhiteFlag's team is filled with experts in peer support, medicine, psychology, technology, sales, revenue, legal, engineering, and development. WhiteFlag's Founder, Jonny McCoy, is a liability and civil rights attorney in addition to being a nationally recognized motivational speaker, storyteller, and peer support advocate. Jonny has been featured on the Today Show, Dateline, 48 Hours, Netflix, and in the New York Times as well as Washington Post. Prior to WhiteFlag, Jonny founded a law firm that generated over $1M in revenue. Additionally, Jonny created a Covid relief non-profit where he grew a local community to over 30,000 people. His capabilities to create movements, market, raise money, and generate revenue, coupled with his life experience with mental illness and addiction, makes Jonny the perfect one to lead this mission.

WhiteFlag's executive team members have held positions at some of the top companies in the world including Abbott, Activision, ETrade, Match.com, Jim Henson, Stryker, Hexagon, ESRI, AT&T, Atari, Mattel, and Suffolk University. Additionally, WhiteFlag has several high-profile team members including Green Beret, Actor, and former NFL Player Nate Boyer as well as All-Pro NFL Safety for the Denver Broncos Justin Simmons. WhiteFlag also has a medical advisory board, in-house influencers with a following of over 15M, as well as a legal team with some of the top names in law like Joey Jackson. Recently WhiteFlag closed an $850,000 investment from a physician who has had several exits of 10x+. This investment brought WhiteFlag's total raised to over $2.5M in just 2 years.

WhiteFlag's strong leadership of movement and product builders, as well as doctors, psychologists, professors, celebrities, influencers, and revenue creators, help justify the company's current valuation of $25M.

Business Partnerships & Relationships

WhiteFlag has partnered with some of the biggest names in healthcare, philanthropy, and mental health in America. Some of WhiteFlag's partners and collaborators include The Cleveland Clinic, Miss USA, Miss Volunteer America, Merging Vets and Players, Wondermind, SpeakLife End Bullying, Hope for Athletes, Tackle Depression, American Foundation for Suicide Prevention, and several educational institutions like Arkansas Tech and Fairmont State University. WhiteFlag and its partners have collaborated to shed light on the mental health crisis and much-needed resources like the WhiteFlag app. In addition to our partners, WhiteFlag has also collected half a dozen letters of interest from advertisers who wish to be the first to advertise their resource to our user base upon the community reaching enough members. Additionally, WhiteFlag has received several high-profile awards including one from Fast Company and one from HealthTech Challengers.

WhiteFlag's relationships with influencers and ambassadors are what put the company's valuation over the top. Currently, WhiteFlag's influencers have over 15 million people within their network and reach. It is from this group of influencers that WhiteFlag has been able to generate 65,000 downloads just this year from only 2 viral videos. Our user acquisition strategies are tried and tested. We have proven that we have the capability to generate 10's of thousands of downloads quickly at relatively NO cost. This is almost unheard of, unless you look at the early numbers for Facebook, Twitter, and Instagram which are among the biggest companies in the world.

Such exciting partnerships with major behavioral healthcare companies and organizations as well as with massive mental health influencers are yet another justification for the company's current valuation of $25M.

In conclusion, we believe that our proven user acquisition strategies which include viral capabilities, our projections, differentiating factors, expert team, growing partnerships with internationally recognized brands, previous investments, interest from advertisers, and a growing user base in an ever-expanding market give us a pre-money valuation of approximately $25M.

The Company set its valuation internally without a formal third-party independent evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $640,000 in Convertible Notes and $880,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

The total number of shares outstanding on a fully diluted basis, 5,584,710 shares, includes 4,700,000 shares of Common Stock and 884,710 shares of Preferred Stock. This fully diluted figure does not include 800,000 shares of options (511,500 options and RSUs issued and outstanding and 288,500 shares available for issuance under the plan).

* https://www.finsmes.com/2023/01/wisdo-health-raises-additional-5m-in-series-a-closes-round-at-11m.html

** https://techcrunch.com/2018/12/13/mental-wellness-startup-wisdo-launches-with-11-million-in-funding/

Use of Proceeds

If we raise the Target Offering Amount of $14,999.04 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,234,997.12, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  25.0%
  We will use 25% of the funds raised for market and customer research, new product development and market testing.

- User Acquisition
  50.0%
  50% - Marketing, Influencers, Partnerships, Expansion.

- Company Employment
  5.0%
  We will use 5% of the funds to hire key personnel for daily operations

- Working Capital
  14.5%
  We will use 20% of the funds for working capital to cover expenses for the growth and expansion, as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://whiteflagapp.com (http://whiteflagapp.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/whiteflagapp

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR WhiteFlag App, Inc.

[See attached]

WHITEFLAG APP, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
WhiteFlag App, Inc.
Denver, Colorado

We have reviewed the accompanying financial statements of WhiteFlag App, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 15, 2023
Los Angeles, California

WHITEFLAG APP INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	53,149	$	107,493
Prepaids and Other Current Assets		-		5,202
Total Current Assets		**53,149**		**112,695**
Intangible Assets		90,419		-
Total Assets	**$**	**143,568**	**$**	**112,695**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	39,545	$	-
Shareholder Loan		219,475		214,475
Total Current Liabilities		**259,019**		**214,475**
Simple Agreement for Future Equity (SAFEs)		763,750		-
Total Liabilities		**1,022,769**		**214,475**
STOCKHOLDERS EQUITY				
Common Stock		47		47
Series Seed Preferred Stock		9		9
Additional Paid in Capital		1,001,794		774,944
Retained Earnings/(Accumulated Deficit)		(1,881,051)		(876,779)
Total Stockholders' Equity		**(879,201)**		**(101,780)**
Total Liabilities and Stockholders' Equity	**$**	**143,568**	**$**	**112,695**

See accompanying notes to financial statements.

WHITEFLAG APP INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	812,753	63,485
Research and Development	2,600	751,628
Sales and Marketing	131,401	61,679
Total operating expenses	946,755	876,792
Operating Income/(Loss)	(946,755)	(876,792)
Interest Expense	2,870	-
Other Loss/(Income)	54,647	(12)
Income/(Loss) before provision for income taxes	(1,004,272)	(876,779)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (1,004,272)**	**$ (876,779)**

See accompanying notes to financial statements.

WHITEFLAG APP INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Series Seed Stock Shares	Series Seed Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020							
Issuance of Stock	**4,700,000**	**$ 47**	**857,063**	**$ 9**	**$ 774,944**		**$ 775,000**
Share-Based Compensation					-		-
Net income/(loss)						(876,779)	(876,779)
Balance—December 31, 2021	4,700,000	47	857,063	9	774,944	$ (876,779)	**$ (101,780)**
Issuance of Stock	-	-	27,647	0			0
Share-Based Compensation					226,850		226,850
Net income/(loss)						(1,004,272)	(1,004,272)
Balance—December 31, 2022	**4,700,000**	**$ 47**	**884,710**	**$ 9**	**$ 1,001,794**	**$ (1,881,051)**	**$ (879,201)**

See accompanying notes to financial statements.

WHITEFLAG APP INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,004,272)	$	(876,779)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		10,047		-
Share-based Compensation		226,850		-
Change in Fair Value of SAFEs		58,750		
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		5,202		(5,202)
Credit Cards		39,545		-
Net cash provided/(used) by operating activities		**(663,878)**		**(881,982)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(100,466)		-
Net cash provided/(used) in investing activities		**(100,466)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		0		775,000
Borrowing on Shareholder Loans		5,000		214,475
Borrowing on SAFEs		705,000		-
Net cash provided/(used) by financing activities		**710,000**		**989,474**
Change in Cash		(54,344)		107,493
Cash—beginning of year		107,493		-
Cash—end of year	**$**	**53,149**	**$**	**107,493**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	2,870	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

WhiteFlag App Inc. was incorporated on April 16, 2021 in the state of Delaware. In April of 2021, the Company was merged with WhiteFlag Inc., a company incorporated on September 1, 2020 in the state of South Caroline. The surviving entity is WhiteFlag App Inc. The financial statements of WhiteFlag App Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver, Colorado.

WhiteFlag is a mental health app where a community of people can come together and connect with people of similar backgrounds and issues. Once connected by our unique algorithm, the users feel safe and judgment-free knowing that the person whom they are chatting with understands their pain, struggles, and problems.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its application developments costs which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Income Taxes

WhiteFlag App, is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenue from mental health app where a community of people can come together and connect with people of similar backgrounds and issues.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $131,401 and $61,679, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 15, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022		2021
Prepaid expenses	-		5,202
Total Prepaids and Other Current Ass	**$ -**	**$**	**5,202**

4. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,		2022		2021
App Development Costs	$	100,466	$	-
Intangible assets, at cost		**100,466**		**-**
Accumulated amortization		(10,047)		-
Intangible assets, Net	**$**	**90,419**	**$**	**-**

Entire intangible assets have been amortized. Amortization expense for intangible assets for the fiscal year ended December 31, 2022 and 2021 was in the amount of $10,047 and $0 respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2022:

Period		Amortization Expense
2023	$	(10,047)
2024		(10,047)
2025		(10,047)
2026		(10,047)
Thereafter		(50,233)
Total	**$**	**(90,419)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 4,700,000 shares were issued and outstanding, respectively.

Series Seed Preferred Stock

The Company is authorized to issue 884,710 shares of Series Seed Preferred Stock with a $0.00001 par value. As of December 31, 2022, and December 31, 2021, 884,710 and 857,063 shares of preferred shares were issued and outstanding, respectively.

6. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 511,500 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ -	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	-	$ -	-
Exercisable Options at December 31, 2021	-	$ -	-
Granted	511,500	$ 3.19	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	511,500	$ 3.19	9.39
Exercisable Options at December 31, 2022	-	$ -	-

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 was $226,850 and $0, respectively.

7. DEBT

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

				For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Jonathan David McCoy	$ 214,475	0.00%	No set maturity	$ 214,475		$ 214,475	$ 214,475		$ 214,475
Trent Tinker	$ 5,000	0.00%	No set maturity	5,000		5,000	-		5,000
Total				$ 219,475	$ -	$ 219,475	$ 214,475	$ -	$ 219,475

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2022	2021
Safes I - XV	$ 605,000	Fiscal Year 2022	$ 30,000,000	80%	$ 605,000	$ -
Safe XVI	$ 100,000	Fiscal Year 2022	$ 40,000,000	90%	$ 100,000	$ -
Change in Fair Value of SAFEs					$ 58,750	
Total SAFE(s)	**$ 705,000**				**$ 763,750**	**$ -**

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (255,085)	$ (51,220)
Valuation Allowance	255,085	51,220
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (306,305)	$ (51,220)
Valuation Allowance	306,305	51,220
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,205,925, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,205,925. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

In 2021, the Company borrowed $214,475 from its shareholder, Jonathan David McCoy. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $214,475.

In 2022, the Company borrowed $5,000 from its shareholder, Trent Tinker. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022, the outstanding balance of the loan is $5,000.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through May 15, 2023, which is the date the financial statements were available to be issued.

On March 21, 2023, the Company entered into a Convertible Note agreement in the amount of $850,000. The note bears an interest rate of 7% per annum and maturity date is set on April 1, 2025.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $946,755, an operating cash flow loss of $663,878, and liquid assets in cash of $53,149, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

WhiteFlag is not live or open to the public at this moment.

GET A PIECE OF WHITEFLAG

Get support, give support. An anonymous mental health platform.

We believe the WhiteFlag App is revolutionizing mental health support by providing a free, anonymous, peer-to-peer platform that connects users who struggle with similar mental...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


WHITEFLAG
Instantly connect with someone who understands.

$0 Raised

REASONS TO INVEST

- The world needs tools for their mental health. Barriers like money, social anxiety, accessibility, stigma, and more all keep people from seeking basic help for their mental health. WhiteFlag changes this by offering a much-needed resource: free, 24/7, anonymous peer-to-peer support.

- Talking with someone who understands your pain has been scientifically and clinically proven to ease suffering, combat loneliness and expedite healing. The mental health and wellness market exceeded $79 billion in 2022 and is expected to grow to over $105 billion by 2029, providing more opportunities for WhiteFlag.

- WhiteFlag's team consists of experienced professionals and mental health advocates such as CEO and Co-founder, Jonny McCoy, who is a nationally recognized trauma survivor, storyteller, attorney, and leader in peer support. Jonny has appeared on popular media outlets like The Today Show, 48 Hours, Dateline, the New York Times, and the Washington Post.

Invest Now
$4.48 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$250.88	$25.02M

THE PITCH

Never Feel Alone Again

More than 53 million Americans are struggling with their mental health, and there are countless others who want to help fight the crisis. WhiteFlag offers a unique solution that allows people to get support from others like them or give support to those who need it most.


CONNECT WITH THOSE WHO UNDERSTAND
Users can not only get help but give help to those suffering. Our algorithm matches users with peers who can personally relate. Real people. Real connection.

WhiteFlag's team is filled with experts in peer support, medicine, psychology, technology, sales, revenue, legal, engineering, and development. WhiteFlag's Founder, Jonny McCoy, is a liability and civil rights attorney in addition to being a nationally recognized motivational speaker and peer support advocate. Jonny has been featured on the Today Show, Dateline, 48 Hours, Netflix, and in the New York Times as well as the Washington Post. WhiteFlag's executive team members have held positions at some of the top companies in the world,

including, Abbott, ActiVision, ETrade, Match.com, Jim Henson, Stryker, Hexagon, ESRI, AT&T, Atari, Mattel, and Suffolk University. Additionally, WhiteFlag has several high-profile team members including Green Beret, Actor, and former NFL Player Nate Boyer as well as All-Pro NFL Safety for the Denver Broncos Justin Simmons. WhiteFlag also has a medical advisory board, in-house influencers, as well a legal team with some of the top names in law like Joey Jackson.



Everything
"I can't explain what this app has done for me... it's the reason I'm still here."
dBjgdskh
Very Helpful!
"This is a great resource to get help between therapy sessions."
StrugglingDad
Much Needed!
"An app like this has been needed for a long time! finally something to address the much needed mental health stigma where you can connect to real people who share and relate to the experiences you are going through."
TheApple310
COMMENTS FROM
App Store
Google Play

*These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

THE PROBLEM & OUR SOLUTION

Authentic Connections, Real Healing



PEER SUPPORT: THE OVERLOOKED SOLUTION
In a support market that is saturated with patronizing language and solutions, finding authentic connections can be nearly impossible.

The world has been convinced that people who struggle cannot help people who are struggling. Connecting with someone who truly understands your pain from personal experience can make all of the difference to someone who is hurting and feeling alone. Unfortunately, solutions to finding someone like you are hindered by the belief that people must be trained or given a script before they can offer others support. This unnecessary step limits not only the amount of connections one can find, but also the quality of the support offered. Despite the proven benefits of talking to someone who understands your pain, the current market for support is dominated by people who have been trained to talk with us, creating a barrier to authentic connection.



PROFILES HAVE OPTIONS FOR WHAT USERS ARE
SUFFERING FROM
Update Profile
ory
Info
Suffering From
Coping With
Choose all that apply:
Abandonment Issues
ADD / ADHD
Adjustment Disorder
Anxiety
Bipolar Disorder
Brain Injury
Covid-19
Depression
Detoxing
Dissociative Disorder
Eating Disorder
Grief
Guilt
Insomnia
Loneliness
OCD
Panic Attack
Paranoia
Personality Disorder
Phobia
Postpartum Depression
PTSD
Save & Exit
Next

Unlike other peer support platforms, WhiteFlag does not require users to be trained, certified, or coached before offering support. This allows users to form genuine, raw, and unfiltered connections based on personal experience and empathy. The Raise Your WhiteFlag feature allows users to instantly request support for the specific issue they are struggling with. The Support Someone list utilizes a unique algorithm to match individuals who are seeking help with users that have similar backgrounds, and the app also allows users to select the person they wish to connect with, providing a higher possibility for relating and understanding.


THE SUPPORT SOMEONE SYSTEM
Does not require users to be trained, certified, or coached
Matching users with similar backgrounds
Higher possibility for relating and understanding
WHITEFLAG
You Are Not Alone
Sign Up
Login

THE MARKET & OUR TRACTION

When Awareness Grows, The Market Grows


$105+ BILLION
The expected mental health and wellness market by 2029, which exceeded $79 billion in 2022

The market to help those struggling with mental health is one of the largest and fastest-growing markets in the world, and WhiteFlag has seen significant traction in the market since its launch in 2021. The mental health and wellness market exceeded $79 billion in 2022 and is expected to continue to grow to over $105 billion by 2029. (Source)


34K+
WhiteFlags Raised
991K+
Messages of Support
105K+
Downloads
$2.3M
Raised
RECOGNIZED BY
health tech challengers
HITMC
FAST COMPANY

WhiteFlag has raised over $2.3M from investors including seasoned startup angels, doctors, lawyers, and finance experts. In January 2023, WhiteFlag released a viral video that brought hundreds of thousands of views, thousands of comments and interactions, and over 25,000 downloads. This success, along with collaborations with Miss USA and the Cleveland Clinic and recognition from Fast Company as one of their "World Changing Ideas," has generated user activity, downloads, and momentum.

WHY INVEST

Make a real and instant impact on the mental health crisis

The world is crying out in pain, and many people simply don't know how to help. Mental health awareness is rising, and with awareness comes the desire to be a part of the solution. We rarely have an opportunity to make real, tangible changes in the mental health movement. WhiteFlag has the honor to give everyone this chance now. With your help, we believe we can expand our brand and presence, and reach millions worldwide.



YOU ARE NOT ALONE
The world is asking for WhiteFlag.
Invest today to help us reach those who need it.

WhiteFlag intends to spread the movement of hope and connection worldwide. We have assembled a team of mental health influencers with a combined reach of over 20 million people in order to rapidly expand and increase our user base. As community numbers continue to rise, the network effects will take shape, making the overall user experience better and better. Upon reaching a critical mass user base, WhiteFlag will begin offering resources in the form of customized and targeted advertising to those who are requesting them.

Join WhiteFlag, and invest in an app you would want your family and friends to be a part of!



JONNY MCCOY
00:57



AWARDS
FASTCOMPANY
health tech challengers
HITMC
TRUSTED BY
Cleveland Clinic
MVP MERGING VETS & PLAYERS
AUSTIN SIMMONS FOUNDATION
MISS USA
SPEAK LIFE. END BULLYING.
TACKLE DEPRESSION
ATU ARKANSAS TECH UNIVERSITY
American Foundation for Suicide Prevention
OUT OF THE DARKNESS
WONDERMIND
FAIRMONT STATE UNIVERSITY
MISS VOLUNTEER AMERICA
Kevin Berthia FOUNDATION
Hope for Athletes
March for Peace

ABOUT

HEADQUARTERS

3575 RINGSBY CT, STE 319
DENVER, CO 80216

WEBSITE

View Site

We believe the WhiteFlag App is revolutionizing mental health support by providing a free, anonymous, peer-to-peer platform that connects users who struggle with similar mental health challenges. Founded by people in pain, for people in pain. The company has raised over $2.3 million from investors around the US. To date, the company is currently in the pre-revenue, in-market, growth stage.

TEAM



Jonathan "Jonny" McCoy
CEO/Founder/Director

Jonny is a successful business owner, entrepreneur, civil rights attorney, movement builder and philanthropist who has founded charities as well as participated on many Boards, trauma survivor, mental health advocate and founder of peer support groups. Jonny's professional life has seen him raise money, manage the organization, planning and budgeting for a business doing 1M+ in revenue, make appearances on the Today Show, 48 Hours, Dateline, the New York Times and the Washington Post, and give motivational and keynote speeches around the country.



William "Billy" Howard Jr.
Co-Founder/Chief Investment Officer/Director

Billy Howard is an entrepreneur, business owner, developer, and revenue strategist who has over 20 years of experience in managing businesses, raising capital, roadmapping and forecasting. Additionally, Billy, who graduated from the notorious Darla Moore School of Business in Columbia, SC with a double major in finance and management, sits on several Boards. A passionate mental health advocate, Billy now focuses his energy on passion projects that make the world a better place.



Trent Tinker
Co-Founder/Chief Technology Officer/Director

Trent has two decades of experience developing next generation solutions for government agencies and large system integrators. Trent has a Computer Science degree from the College of Charleston. He spent the last two decades developing and managing the development of geospatial applications for industry leaders in the field. This includes Esri, the Microsoft of GIS, and Hexagon, a global leader in sensor, software, and autonomous solutions.



Patricia Pereira Felix Mccoy
Chief Operating Officer

A civil engineer by trade, Patricia has extensive experience in creating and executing complex projects according to specifications. In addition, Patricia has spent time managing the accounting, administration and bookkeeping departments for a company in the housing sector. As a trauma survivor and mental health advocate, Patricia is passionate about bringing support to those who are suffering.



Edward Dombrower
Chief Product Officer

Eddie has created pioneering products and businesses for over a dozen start ups as well as well-known brands such as Atari, Activision, The Jim Henson Company, Electronic Arts, Mattel, E*TRADE, Match.com, IAC, AT&T Wireless, and Healthgrades. During his career, he has held positions of CEO, Chief Product Officer, Chief Marketing Officer, and senior executive roles in product, business innovation, creative branding, technology, and marketing.



Roshni Patel, MD
Chief Impact Officer

Dr. Roshni Patel, MD has practiced medicine for over 15 years, citing her desire to join the medical field as a love of serving others. Receiving her medical degree from the University of Virginia School of Medicine, completing her residency at Northeast Medical Center in Concord, NC, and now serving as the Value Based Care Medical Director for NC Health System, Dr. Patel has developed an in-depth skill set in providing insight to needs, demands, and hazards to mental health. Dr. Patel enjoys her work in family medicine as it allows her to serve patients of all ages, working to ensure that they are able to achieve a happy and healthy life.



Jessica Rose LoPresti, Ph.D.
Chief Medical Officer

Dr. LoPresti is an assistant professor of Psychology at Suffolk University in Boston, MA. Dr. LoPresti graduated from Williams College with a B.A. in Psychology and American Studies and received her M.A. and Ph.D. in clinical psychology from the University of Massachusetts Boston. She has published extensively on the multi-level impact of racism on the mental health of people and communities of color as well as barriers to mental healthcare for underserved and underrepresented communities.



Nathan Boyer
Chief of Veterans Affairs

Nate Boyer, The Army Green Beret, is a philanthropist, humanitarian, and former football player for the Texas Longhorns and the Seattle Seahawks. As a member of both the military veteran and athlete communities, he saw an opportunity to team up both populations to tackle their transition struggles through his charity Merging Vets & Players (MVP). Boyer's mission is to work closely with military veterans, community leaders, and athletes, sharing his personal experiences to diminish the mental health stigma through conversation.



Justin Simmons
Chief Advocacy Officer

Justin Simmons, an NFL Free Safety for the Denver Broncos, is devoted to using his platform to help mentor the youth, his NFL community and their fans. The Pro Bowler and Walter Payton Award winner is motivated to impact the lives of these individuals by leading the mental health conversation. He strives to educate and promote the benefits of youth sports and youth education through his Justin Simmons Foundation. Justin is dedicated to joining in on the conversation about mental health, the stigmas, and helping those who need help healing.



David Frank
Chief Content Officer

Dave is a mental health advocate, online personality, creative workhorse, and veteran of corporate operations. As Chief Content Officer, Dave tasks any media with one goal in mind: to put Whiteflag into the hearts, minds and hands of anyone who needs it. With a focus and background in mental health, parenting, relationships and addiction, Dave has an audience of nearly one million followers on social media. Dave continues to use his creativity and industry expertise to spread the message of Whiteflag, and challenge the way we think about ourselves and the world around us.



Kash Kiefer
Executive Vice President

Kash Kiefer grew into his role as a national leading sales and revenue builder at a very young age. While representing as a college athlete, he contributed not only for the University of Maine, but also for the entire CAA (Colonial Athletic Association) at the NCAA National Committee. Kash has extensive experience in the medical sales industry through work with both Stryker Orthopedics and a Fortune 500 company, Abbott Laboratories, where he has been recognized as the #1 sales representative in the country. He prides himself on being a mental health advocate through his personal story of surviving the Route 91 Country Concert Massacre in Las Vegas.



Kyleigh Leist
Marketing Director

As a passionate mental health advocate and suicide attempt survivor, Kyleigh helps provide an authentic voice for the soundboard of our WhiteFlag brand, audience and users. Her expertise extends beyond traditional marketing channels. Through continuous learning, and thorough research, Kyleigh is well-versed in leveraging social media, content marketing, SEO, outreach and partnerships to reach and engage potential users. By harnessing the power of data analytics, she continuously optimizes campaigns to deliver meaningful user experiences and improve the app's efficacy.

TERMS

WhiteFlag

Overview

PRICE PER SHARE
$4.48

VALUATION
$25.02M

DEADLINE
Nov 28, 2023

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$250.88

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,997.12

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
3,348

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
275,669

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Voting Rights of Securities Sold in this Offering

***Voting Proxy**. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.*

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Perks

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Within first week | 10% bonus shares

Early Bird Bonus - Within first 2 weeks | 5% bonus shares

Volume-Based Perks

Tier 1 Perk - Invest $250+ and receive a mention/shout-out on website + verified profile badge

Tier 2 Perk - Invest $500+ and receive a mention/shout-out on website + verified profile badge + receive WhiteFlag t-shirt and bracelet

Tier 3 Perk — Invest $2,500+ and receive a mention/shout-out on website + verified profile badge + receive WhiteFlag t-shirt and bracelet + WhiteFlag sweatshirt, hat, journal+ additional swag kit material/merch + 10 minute zoom call with founder

Tier 4 Perk — Invest $10,000+ and receive a mention/shout-out on website + verified profile badge + receive WhiteFlag t-shirt, bracelet, sweatshirt, hat, journal+ all addition swag kit material/merch + 10 minute zoom call with founder + private party with other investors + 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive a mention/shout-out on website + verified profile badge + WhiteFlag t-shirt, bracelet, sweatshirt, hat, journal, + all additional swag kit material/merch + 10 minute zoom call with founder + private party with other investors + investor business sponsorship on website + 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive a mention/shout-out on website + verified profile badge + receive WhiteFlag t-shirt and bracelet + WhiteFlag sweatshirt, hat, journal+ all additional swag kit material/merch + 10-minute zoom call with founder + private party with other investors + investor business sponsorship on website + receive in-person dinner with CEO and execs + podcast appearance + 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

WhiteFlag will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.48 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $448. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into WhiteFlag.

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

@ 2023 All Rights Reserved

Download on the App Store

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRASIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

StartEngine Marketplace

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine.

None of the information displayed on or downloadable from www.startengine.com (the 'Website') represents a recommendation, offer, or solicitation of an offer to buy or sell any security. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, or (2) assist in the determination of fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. StartEngine Bulletin Board ("SE BB") is a bulletin board platform that advertises interest in shares of private companies that previously executed Reg CF or Reg A offerings. SE BB enables shareholders to communicate interest in potential sales of shares in private companies and investors to discover, review, and potentially invest in private companies. As a bulletin board platform, SE BB provides a venue for investors to access information about private company offerings and connect with potential sellers. SE BB is distinct and separate from StartEngine Secondary ("SE Secondary"), which is an SEC-registered Alternative Trading System (ATS) operated by SE Primary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. While a security may be displayed on the bulletin board, these securities will be subject to certain restrictions which may prevent the ability to buy and sell these securities in a timely manner, if at all. Even if a security is qualified to be displayed on the bulletin board, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

JONNY MCCOY: There is a crisis in this country. I think authentic connection is the antidote to the crisis.

WhiteFlag is one of the first mental health peer support apps that allows users to instantly and anonymously connect with other people who are going through the same mental health issues, struggles and challenges.

In 2009, tragedy struck when I was wrongfully incarcerated. To make matters worse, while I was in jail, I witnessed someone take their own life. That traumatic event caused PTSD, anxiety, and depression. I was in severe pain and I searched everywhere for something to make me feel better. I tried therapeutics, pharmaceuticals and nothing quite worked like peer-to-peer support, which I learned about once I checked myself into a facility. It was then that I was given hope and inspiration and learned that I truly wasn't alone. That's why I created WhiteFlag.

Since we launched at the end of 2021, we've received numerous awards, raised 2.35 million dollars, and are working with some of the leading mental health nonprofits, veteran support groups, and health and wellness organizations in America.

Our team includes top mental health influencers like Nate Boyer and Justin Simmons as well as mental health professionals and experienced engineers, product designers, and some of the top executives in the mental health field in America.

NATE BOYER: The WhiteFlag App is a comfortable space for veterans like me to find other vets who have been there. Like many people, vets are hesitant to open up to others who haven't been through it.

DR. LOPRESTI: I joined the WhiteFlag team because peer-to-peer support has never been more vital. Talking with someone who understands your pain has been scientifically and clinically proven to ease suffering, combat loneliness, and expedite healing.

BRAVE DAVE: WhiteFlag isn't just for those in need, it's also for those who want to help. It's easy to feel overwhelmed by the mental health crisis and this is a way to help someone who is suffering and make a real impact.

JUSTIN SIMMONS: People struggle with mental health. I know I do. I have friends that struggle with mental health. I'm here to tell you you're not alone. Join Whiteflag, and an amazing community of people that just want to support each other.

JONNY: Investing in WhiteFlag isn't just exciting because you're providing relief and hope to those who need it while jumping onto the front lines of the mental health crisis. But also, we aim to generate revenue by providing information about much-needed resources to help folks on their healing journeys.

With thousands of downloads, tens of thousands of white flags raised, and over a hundreds thousand messages of support sent. WhiteFlag has truly found product market fit. We've even had a few of our videos go viral with thousands of views.

With your help, we believe we can expand our brand and presence, and reach millions worldwide. Authentic connection is a human healer no matter where you are.

Join us at the WhiteFlag movement and help us combat the mental health crisis and show people who are suffering that they're not alone.

Invest in White Flag. Get support. Give support.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "WHITEFLAG APP, INC.", FILED IN THIS OFFICE ON THE NINTH DAY OF JUNE, A.D. 2021, AT 9 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

5847363 8100
SR# 20212393559

Authentication: 203408509
Date: 06-09-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:00 AM 06/09/2021
FILED 09:00 AM 06/09/2021
SR 20212393559 - File Number 5847363

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION OF WHITEFLAG APP, INC.

WHITEFLAG APP, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"), does hereby certify:

FIRST: The name of this corporation is WhiteFlag App, Inc. (the "**Corporation**").

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law, adopted resolutions to amend the Corporation's Certificate of Incorporation as follows:

1. The first paragraph of Article FOURTH of the Corporation's Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

   "The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,000,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 884,710 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**")."

2. The first sentence of Article FOURTH, Part B of the Corporation's Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

   "884,710 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations."

3. Section 3.3.3 of Article FOURTH, Part B of the Corporation's Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

   "3.3.3 (i) create, or authorize the creation of, or reclassify, any capital stock unless the same does not rank senior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same does not rank senior to the Preferred Stock with respect to its rights, preferences and privileges;"

THIRD: Thereafter, pursuant to a resolution by the Board of Directors of the Corporation, this Certificate of Amendment was submitted to, and approved by, the stockholders of the Corporation in accordance with the provisions of Sections 228 and 242 of the General Corporation Law.

[Remainder of Page Intentionally Left Blank]

WHITEFLAG APP, INC. has caused this Certificate of Amendment to be signed by the undersigned officer of the Corporation on June 3, 2021.

WHITEFLAG APP, INC.

By: DocuSigned by: [signature] FD77BC606BAF45B...
Name: Jonathan D. McCoy
Title: President